Mail Stop 3561

March 23, 2010

Mr. John Holcomb
Chief Executive Officer
Bonanza One, Inc.
146 Parkside Lane
Mooresville, NC 28117

      Re: Bonanza One, Inc.
           Form 10-K for Fiscal Year Ended
           June 30, 2009
           File No. 000-52900

Dear Mr. Holcomb:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Brian K Bhandari
                    Branch Chief
                    Office of Beverages, Apparel and
                    Health Care Services